EXHIBIT 19.1

SOLITARIO EXPLORATION & ROYALTY CORP.

CONFIDENTIALITY AND INSIDER TRADING POLICY

Insider Trading

It is illegal for Affiliates (as defined below) and certain persons who, in connection with the purchase or sale of securities, make improper use of material information that has not been publicly disclosed. Persons such as yourself that are in a special relationship with the Company and purchase or sell securities of the Company with knowledge of material information which has not been generally disclosed may be liable for damages to the person on the other side of the trade. In addition, any such person who informs or tips a seller or a purchaser of securities of confidential material information may be liable for damages. The purchaser, vendor or informer is also liable to account to the Company for his or her gain.

Please note that anyone who learns of material undisclosed information from you or any other person in a special relationship with the Company is also considered to be in a special relationship with the Company.

Who is in a Special Relationship?

Persons “in a special relationship with a reporting issuer” consist of:

(a)	a person or company that is an affiliate or associate of the reporting issuer;
(b)

a person or company that is engaging in or proposes to engage in a business or professional activity with or on behalf of the reporting issuer or with or on behalf of a person or company described in (a);

(c)	a person or company that learned of the material fact or material change with respect to the reporting issuer while the person or company was a person or company described in (a), (b) or (c);
(d)

a person or company that learns of a material fact or material change with respect to the issuer from any other person or company described above, including a person or company described in this clause, and knows or ought reasonably to have known that the other person or company is a person or company in such a relationship.

“Affiliate” refers to parties controlled by, controlling, or under common control with another, and “associate” means:

(i)	persons owning shares carrying over 10% of voting rights of that person or the reporting issuer;
(ii)	a person who is a director, or officer of the reporting issuer or of a person or company described in (b) above;
(iii)	partners of that person;
(iv)	trusts or estates where that person acts as trustee or holds a substantial beneficial interest; and
(v)	relatives, including a spouse, and relatives of a spouse who have the same home as that person.

For the purposes of this policy “employee” refers to those employees who provide, directly or indirectly, the various managerial, technical, professional, environmental, geological, administrative and other related support services to the Company.

For the purposes of this policy the term “key employee” shall mean an officer or director of the Company and any senior manager of the Company.

What is a Security?

The definition of “security” includes shares, options, subscriptions or other interests in or to a security and includes puts, calls, or other rights or obligations to purchase or sell securities, the market price of which varies materially with the market price of the securities of the Company.

Defences

There are two defences available to a person or company in a special relationship with the Company who purchases or sells securities of the Company with knowledge of material information with respect to the Company that has not been generally disclosed:

(a)	the person or company in the special relationship with the reporting issuer proves that he reasonably believed that the material information had been generally disclosed; or
(b)	the material information was known or ought reasonably to have been known to the purchaser or seller, as the case may be.

There are also defences for tippers when:

(a)	the tipper proves that he reasonably believed the material information had been generally disclosed;
(b)	the material information was known or ought reasonably to have been known to the seller or purchaser, as the case may be; or
(c)	in the case of an action against the Company or a person in a special relationship, the information was given in the “necessary course of business”.

Necessary Course of Business

The question of whether a particular disclosure is being made in the necessary course of business is a question of law and fact that must be determined in each case and in light of the policy reasons for the tipping provisions. Insider trading and tipping prohibitions are designed to ensure that anyone who has access to material undisclosed information does not trade or assist others in trading to the disadvantage of investors generally.

The “necessary course of business” exception exists so as not to unduly interfere with a company's ordinary business activities. For example, the “necessary course of business” exception would generally cover communications with:

(a)	vendors, suppliers, parties to negotiations, or strategic partners on issues such as research and development;
(b)	employees, officers, and board members;
(c)	lenders, legal counsel, auditors, underwriters, credit rating agencies, financial and other professional advisors to the company, and government agencies and non-governmental regulators.

Communications to controlling shareholders may also, in certain circumstances, be considered in the “necessary course of business, for example, when preparing consolidated financial statements. In these situations, material information that is provided to private placees and controlling shareholders should be generally disclosed at the earliest opportunity.

The “necessary course of business” exception would not generally permit the Company to make a selective disclosure of material corporate information to an analyst, institutional investor or other market professional. There may be situations where an analyst will be acting as an advisor in a specific transaction. In these situations, the analyst becomes a “person in a special relationship” with Company and is subject to the prohibitions against tipping and insider trading.

The “necessary course of business” exception would not generally permit the Company to make a selective disclosure of material undisclosed information to the media.

Prohibited Trading

Due to the seriousness of the offence of trading or tipping when you are aware of material information that has not been generally disclosed and the embarrassment any allegations of insider trading would cause to you and the Company, we ask that you speak with the Chief Executive Officer or the Chief Financial Officer of the Company prior to trading any securities of the Company.

The sale of securities of the Company by an employee or his or her family and other associates may be restricted by securities laws and the policies summarized above. Accordingly, the pledge of such securities as collateral to secure indebtedness should be carefully considered. Employees and their families and other associates are urged not to purchase securities of the Company using funds borrowed in an amount or on terms or conditions which are not prudent in the light of their financial position.

The Company has determined in advance that there will be a prohibition on trading “a blackout period” for one full business day after the issuance of any press release by the Company.

If you have placed buy or sell orders with a broker, you must cancel your orders immediately upon gaining knowledge of a material undisclosed fact and you must cancel your orders if they have not been filled by the last day prior to any blackout period.

If there is a compelling reason to trade during a blackout period, you must first obtain permission from the Disclosure Policy Committee (the “Committee”) by making a request through the Chief Executive Officer or the Chief Financial Officer of the Company. The Committee may permit trading during a blackout period if it has determined that there is no material undisclosed information, or the insider trading restrictions are otherwise inapplicable, and there is a compelling reason to permit the trade.

Reporting of Trades by Key Employees

Key employees who buy or sell a Company security are required to provide a routine report of the transaction to the Chief Executive Officer or the Chief Financial Officer of the Company within four business days. Affiliates subject to the insider reporting requirements described below shall also file with the Chief Financial Officer or the Manager of Administration a copy of each transaction report filed by them with securities commission or similar governmental agencies.

Insider Reporting

In addition to the obligations described above, Affiliates are subject to additional reporting obligations. If you are an Affiliate, it is your obligation to ensure that an insider report is completed and filed by you with the securities commissions within two calendar days of any change in your holdings of the securities of the Company. The Chief Financial Officer and Manager of Administration may be able to assist you with completing and filing your insider reports. Even if you file your insider reports yourself, you must provide a copy to the Chief Financial Officer and Manager, Corporate Relations at the time you file your insider report with the securities commissions.

Additional Policies for Officers, Directors and Key Employees

No Officers, Directors or key employee of the Company shall, without the prior approval of the Committee, acquire, hold, buy, sell or write any option, call or any combination thereof, or any other instrument constituting a derivative security (within the meaning of Rule 16a-1 of the U.S. Securities and Exchange Commission) of the Company, other than such a derivative security acquired by inheritance or issued by the Company. No Affiliates or key employees of the Company, without the prior approval of the Committee, shall place automatic buy or sell orders with brokers.

No key employee of the Company shall buy or sell Company securities (or securities convertible into Company securities) during any blackout period without first consulting with the Chief Executive Officer or the Chief Financial Officer of the Company. This section shall not apply to the exercise of stock options granted by the Company. The Chief Financial Officer of the Company shall periodically advise the key employees of the blackout periods to which this policy applies.

Consequences of Breaching this Policy

If the Company discovers that you have violated the securities laws or any of the procedures of this policy, we may be required to refer the matter to the appropriate regulatory authorities. In addition, we may take disciplinary action which could result in your termination.